UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 9, 2011

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Crucell Shareholders Adopt Offer Governance Resolutions
and
Johnson & Johnson Makes Announcement on U.S. Regulatory Matters

New Brunswick, N.J., and Leiden, the Netherlands, 8 February 2011 - Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) provide further information regarding Johnson & Johnson’s proposed acquisition of Crucell.

Reference is made to the joint press release of Johnson & Johnson and Crucell N.V. (Crucell) dated 8 December 2010 announcing the recommended cash offer by Johnson & Johnson for all of the issued and outstanding ordinary shares in the capital of Crucell, including those represented by American depositary shares, at an offer price of ¬24.75 per share (the Offer).

Crucell Shareholders Adopt Governance Resolutions

Today Crucell held the statutory informative Extraordinary General Meeting (the Offer EGM) of Shareholders. At the Offer EGM, the Offer was discussed and the Governance Resolutions were adopted. With the adoption of the Governance Resolutions, another important Offer condition has been fulfilled.

The Governance Resolutions concern (1) an amendment of Crucell’s articles of association, (2) the appointment of new Crucell supervisory board members nominated by Johnson & Johnson and (3) the granting of discharge to the current Crucell supervisory members. Messrs. W.M. Burns, S.A. Davis, P. Satow, J.S.S. Shannon, G.R. Siber, F.F. Waller and C.-E. Wilhelmsson will resign in connection with the Offer. The Supervisory Board will be strengthened with Mr. J.H.J. Peeters, Mr. P. Stoffels, Mr. T.J. Heyman, Mr. J.J.U. Van Hoof , Ms. J.V. Griffiths, Mr. B.W. van Zijll Langhout , Mr. P. Korte , Mr. D.-J. Zweers, and Mr. J.C. Bot. All resolutions and resignations are subject to the Offer being declared unconditional and take effect on the settlement date of the Offer.

The shareholders of Crucell voted in person, by proxy, or by voting instruction, representing a total of 61.05% of the total issued share capital entitled to vote.

Announcement on US Regulatory Matters

As contemplated by the Offer documentation and in order to comply with U.S. regulatory requirements, Johnson & Johnson hereby announces that, under the terms and conditions of the Offer, the minimum acceptance level may be reduced after the expiration of the Offer from at least 95% of the Shares to 80% of the Shares. This possible reduction in the minimum acceptance level will occur if (1) a favorable ruling from the Internal Revenue Service is obtained by Johnson & Johnson with respect to certain tax matters and (2) proxies are received in respect of at least 80% of the Shares. Such proxies will allow JJC Acquisition Company B.V. (the Offeror), a wholly owned subsidiary of Johnson & Johnson, to vote in favor of an asset sale that may be pursued as a post-closing restructuring following the consummation of the Offer.

The Offer will expire at 17:45 hours Dutch time (11:45 a.m. New York time) on 16 February 2011, unless the Offer is extended. Withdrawal rights will terminate following the expiration of the Offer. Crucell shareholders who have already tendered their Shares in the Offer but whose willingness to tender will be affected by the possible 80% minimum acceptance level should withdraw their tenders immediately but in any event before the expiration of the Offer.

This announcement is not an indication of current acceptance levels and does not constitute a reduction of the minimum acceptance condition itself. Any such reduction will only be made after the expiration of the Offer.

Further information regarding the Offer is contained in the offer document (including further details on the impact that reducing the minimum acceptance condition may have on Crucell shareholders) and the position statement which are available free of charge on the website of Crucell at www.crucell.com.

Additional Information

This joint press release is issued pursuant to the provisions of Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) and Section 5:25i of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

On 8 December 2010, the Offeror commenced the Offer to acquire all of the issued and outstanding ordinary shares (Ordinary Shares) in the capital of Crucell, including all Ordinary Shares represented by American depositary shares (each, an ADS), on the terms and subject to the conditions and restrictions contained in the Offer Document dated 8 December 2010 (the Offer Document). Shareholders who accept the Offer and tender Ordinary Shares will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to ¬24.75, net to the Shareholders in cash, without interest and less any applicable withholding taxes (the Offer Price) in consideration of each Ordinary Share, subject to the Offeror declaring the Offer unconditional. Shareholders who accept the Offer and tender ADSs will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to the U.S. dollar equivalent of the Offer Price, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by Computershare Trust Company, N.A. to pay for ADSs upon completion of the Offer, in consideration of each ADS, subject to the Offeror declaring the Offer unconditional. The offer and withdrawal rights will expire at 17:45 hours Dutch time (11:45 a.m. New York time), on 16 February 2011, unless extended in the manner set forth in the Offer Document. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Crucell, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Offer is being made pursuant to the tender offer statement on Schedule TO (including the Offer Document, a related ADS letter of transmittal and tender and proxy form, and other relevant materials) filed by the Offeror with the U.S. Securities and Exchange Commission (SEC) on 8 December 2010.

SHAREHOLDERS OF CRUCELL ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. Copies of Johnson & Johnson’s filings with the SEC may be obtained at the SEC’s web site (www.sec.gov) or by directing a request to Johnson & Johnson at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, U.S.A. (Attention: Corporate Secretary’s Office). The Offer Document is available free of charge on the website of Crucell at www.crucell.com. Hard copies of the Offer Document will also be available at the offices of Crucell at Archimedesweg 4-6, 2333 CN Leiden, the Netherlands; at the offices of the Dutch Settlement Agent, ING Bank N.V., Bijlmerdreef 888 1102 MG Amsterdam, the Netherlands (Attention: Sjoukje Hollander/Remko Los), telephone: + 31 20 563 6546 / + 31 20 563 6619, email: iss.pas@ing.nl); and at the offices of the U.S. Settlement Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2010 alone, Crucell distributed more than 105 million vaccine doses in more than 100 countries around the world. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 180 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. Crucell has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. Crucell licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Pfizer/Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden,

Switzerland, UK, the USA and Vietnam. Crucell employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

Forward-looking statements

(This press release contains “forward-looking statements”. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Crucell’s expectations and projections. Risks and uncertainties include the fact that the transaction is conditioned on the successful tender of the outstanding ordinary shares of Crucell, the receipt of required government and regulatory approvals and certain other customary closing conditions; general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Crucell as well as the ability to ensure continued performance or market growth of Crucell’s products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended 3 January 2010, and Crucell’s Annual Report/ Form 20-F for the fiscal year ended 31 December 2009, as filed with the U.S. Securities and Exchange Commission on 7 April 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com or on request from Johnson & Johnson or Crucell. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. - Media & Investors

Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Johnson & Johnson – Media Karen Manson Mob. + 32 479 89 47 99
Jeff Leebaw Tel. +1 (732)-524-3350 Mob. +1 (732)-642-6608

Johnson & Johnson – Investors Louise Mehrotra Tel. +1 (732) 524 6491
Stan Panasewicz Tel. +1 (732) 524 2524

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

February 9, 2011 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations